EXHIBIT 12

The New York Times Company Ratio of Earnings to Fixed Charges (Unaudited)

(In thousands, except ratio)	December 26, 2010	December 27, 2009	December 28, 2008	December 30, 2007	December 31, 2006
Earnings/(loss) from continuing operations before fixed charges
Income/(loss) from continuing operations before income taxes, noncontrolling interest and income/(loss) from joint ventures	$158,186	$(16,892)	$(88,981)	$146,728	$(577,550)
Distributed earnings from less than fifty-percent owned affiliates	8,325	2,775	35,733	7,979	13,375

Adjusted pre-tax earnings/(loss) from continuing operations	166,511	(14,117)	(53,248)	154,707	(564,175)
Fixed charges less capitalized interest	92,888	88,608	55,038	49,228	68,747

Earnings/(loss) from continuing operations before fixed charges	$259,399	$74,491	$1,790	$203,935	$(495,428)

Fixed charges
Interest expense, net of capitalized interest(a)	$86,301	$83,124	$48,191	$43,228	$58,581
Capitalized interest	299	1,566	2,639	15,821	14,931
Portion of rentals representative of interest factor	6,587	5,484	6,847	6,000	10,166

Total fixed charges	$93,187	$90,174	$57,677	$65,049	$83,678

Ratio of earnings to fixed charges(b)	2.78	–	–	3.14	–

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report on Form 10-K for the fiscal year ended December 26, 2010.

(a)

The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.

(b)	In 2009, 2008 and 2006, earnings were inadequate to cover fixed charges by approximately $16 million, $56 million and $579 million, respectively, due to certain charges in each year.